FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2004

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

46A, Avenue J.F. Kennedy
L-1855 Luxembourg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X               Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes                     No      X

Gemplus reports strong third quarter 2004 results
SIGNATURE

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

Gemplus reports strong third quarter 2004 results

Third quarter highlights:

•	Group revenue up 13.0% year-on-year and 20.5% year-to-date

•	Operating income before restructuring and goodwill further improved to 10.5 million euros

•	Net loss, at 8.5 million euros, reflecting the final step of restructuring

•	Free cash flow(1) of 9.5 million euros

Luxembourg, October 27, 2004 — Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP), the world’s leading provider of smart card solutions, today reported results for the third quarter ended September 30, 2004.

			Quarter-			Year-on-
			on-quarter			year
In millions of euros	Q3 2004	Q2 2004	change		Q3 2003	change
Net sales	214.7	210.5	+2.0%		190.0	+13.0%
Adjusted for currency fluctuations, discontinued operations and acquisitions			+2.2%			+15.5%
Gross profit	64.0	68.0	-6.0%		54.4	+17.6%
Gross margin as a % of sales	29.8%	32.3%	-2.5	ppts	28.6%	+1.2	ppts
Operating income before restructuring and goodwill	10.5	8.5	+23.1%		0.0	NM
Net income (loss)	-8.5	1.1	NM		-13.1	NM
Per share data (in euros)
Earnings (loss) per share (fully diluted)	-0.01	0.00	NM		-0.02	NM
Main items of the Balance Sheet
Cash and cash equivalents	389.2	383.1	+1.6%		356.6	+9.2%
Main items of the Cash Flow Statement
Free cash flow(1)	9.5	-0.6	NM		-39.5	NM
Net cash flow	6.0	-1.4	NM		-49.8	NM

Note: The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS).

Commenting on the performance for the third quarter 2004, Alex Mandl, President and Chief Executive Officer, said: “We are pleased to report continuous strong progress for the sixth consecutive quarter. Revenue is up 20.5% year-to-date. This healthy growth evidences

(1)	Free cash flow is defined as net cash flow from operating activities less the purchase of property, plant and equipment and other investments related to the operating cycle (excluding acquisitions and financial investments).

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

Gemplus’ ability to capture market opportunities and take advantage of the strong momentum that we see in our core businesses.”

Third quarter 2004 financial review

•	Income statement

Third quarter 2004 highlights:

•	Revenue up 13.0% year-on-year (+15.5% currency adjusted(2)) and up 2.0% quarter-on-quarter (+2.2% currency adjusted), year-to-date up 20.5%

•	Gross margin: 29.8% up 1.2 percentage points year-on-year. Compared to previous quarter, it reflects pricing pressure not fully offset by mix improvement. Year-to-date gross margin at 31.0%, up 3.9 percentage points

•	Operating income before restructuring and goodwill(3) up 23.1% quarter-on-quarter, to 10.5 million euros; up 65 million euros year-to-date to 23.8 million euros

In the third quarter, Gemplus enjoyed strong year-on-year sales growth, especially in Wireless and Financial Services. On a geographical basis, revenue in the Americas rose 44.3% and EMEA(4) grew 15.7%, while Asia was down 8.2%, currency adjusted.

Gross margin was up 1.2 percentage points compared with the third quarter 2003 mainly driven by Telecom. However, gross margin for the third quarter was down 2.5 percentage points compared with the second quarter 2004, to 29.8%. This was mainly driven by pricing pressure which, unlike in the second quarter, was not fully compensated by an improvement in product mix. Year-to-date, gross margin was 31.0%, up 3.9 percentage points.

Operating expenses excluding restructuring and goodwill(5) represented 24.9% of sales during the third quarter, compared to 28.3% for the previous quarter and 28.6% a year ago. They decreased 10.1% quarter-on-quarter, to 53.5 million euros, reflecting mainly a reduction in general and administrative expenses and seasonality.

As a result, operating income before restructuring and goodwill was up 10.5 million euros year-on-year and 2.0 million euros quarter-on-quarter. Year-to-date, operating income before restructuring and goodwill was 23.8 million euros, up 65.0 million euros.

Restructuring expenses were 8.6 million euros comprising a provision of 14.3 million euros related to the planned restructuring of operations in Germany, partly compensated by a net reversal of 5.7 million euros mainly related to the previous restructuring plan. Consistent with previous announcements, this provision reflects the final step of the restructuring plan which was presented in December 2002.

Operating loss was therefore 0.1 million euros including 1.9 million euros of goodwill amortization.

(2)	After adjusting for currency fluctuations, discontinued operations and acquisitions.

(3)	Operating income (loss) before goodwill amortization and impairment, excluding restructuring expenses, is referred to as operating income (loss) before restructuring and goodwill. Management believes that presentation of this subtotal is relevant to understanding Gemplus’ financial performance. This pro forma measure of performance should be read in conjunction with financial statements prepared under Generally Accepted Accounting Principles.

(4)	Europe, Middle-East and Africa

(5)	Operating expenses excluding restructuring and goodwill include research and development expenses, selling and marketing expenses, and general and administrative expenses.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

Income tax charges were 6.6 million euros, of which 5.1 million euros are one-time mostly non-cash items. This includes mainly a charge of 3.0 million euros relating to the discounting of a carry back of tax losses in France, and a partial write-down of deferred tax assets.

The net loss for the third quarter, therefore, reflects restructuring expenses and mostly non-cash income-tax charges.

•	Balance sheet and cash flow statement

Third quarter 2004 highlights:

•	Free cash flow of 9.5 million euros(6)

•	Improved strong cash position at 389 million euros

The Group’s cash position remains strong and is up 6.0 million euros compared to June 30, 2004, despite restructuring outflows of 2.7 million euros. This increase was driven largely by the improved level of profit from operations.

Segment analysis

•	Telecom

Third quarter 2004 highlights:

•	Wireless revenue up 19.9% year-on-year (+23.1% currency adjusted)

•	Wireless shipments up 28.7% year-on-year, to 61.2 million units

	Q3	Q2	Quarter-on-		Q3	Year-on-
In millions of euros	2004	2004	quarter change		2003	year change
Net sales	153.2	154.0	-0.5%		132.3	+15.8%
Adjusted for currency fluctuations, discontinued operations & acquisitions			-0.3%			+18.7%
Gross profit	51.7	55.1	-6.3%		39.7	+30.1%
Gross margin as a % of sales	33.7%	35.8%	-2.1	ppts	30.0%	+3.7	ppts

Revenue reflects the strong performance of wireless:

•	Wireless products & services revenue(7) was up 19.9% year-on-year (+23.1% currency adjusted), to 131.1 million euros, and up 37.7% year-to-date (+44.1% currency adjusted), to 393.3 million euros.

•	Third quarter wireless shipments grew 28.7% year-on-year to 61.2 million units, and 2.7% quarter-on-quarter. Sales were particularly strong in Eastern Europe, Africa and Americas.

•	While the second quarter showed a strong improvement in product mix, the third quarter reflects a pause in this trend. High-end card shipments (including 64kb and above, as well as 3G) accounted for 29.9% of the total in the third quarter compared

(6)	Free cash flow is defined as net cash flow from operating activities less the purchase of property, plant and equipment and other investments related to the operating cycle (excluding acquisitions and financial investments).

(7)	Wireless products & services revenue comprises wireless microprocessor cards and related applications (embedded software and Over The Air platforms) and services (system integration and operated services).

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

to 33.4% in the second quarter and 21.5% in the first quarter. This reflects strong growth in regions such as Eastern Europe and Africa, where the market is less oriented toward high-end cards, and the decision by some large operators to postpone orders to the fourth quarter, particularly of 64 Kb cards.

•	Wireless average selling price (ASP) was down 4.6% sequentially and 2.7% year-on-year, both currency adjusted, as pricing pressure was not fully compensated by mix improvement, unlike in the second quarter.

•	Financial Services

Third quarter 2004 highlights:

•	Revenue up 10.7% year-on-year (+11.9% currency adjusted), driven by the EMV(8) migration

•	EMV roll out gained momentum in France, Turkey, Malaysia and Singapore

	Q3	Q2	Quarter-on-		Q3	Year-on-
In millions of euros	2004	2004	quarter change		2003	year change
Net sales	53.0	44.7	+18.5%		47.9	+10.7%
Adjusted for currency fluctuations, discontinued operations & acquisitions			+18.8%			+11.9%
Gross profit	10.1	8.8	+14.2%		12.6	-20.5%
Gross margin as a % of sales	19.0%	19.7%	-0.7	ppt	26.4%	-7.4	ppts

Revenue growth was primarily driven by the EMV migration. Payment microprocessor card revenue rose 24% year-on-year and 47% quarter-on-quarter.

Shipments were strengthened by a one-time customer renewal program in the UK and favorable seasonality in Germany. The EMV roll-out gained momentum in Continental Europe (France & Turkey) and Asia (Malaysia & Singapore).

Payment microprocessor card revenue growth was partly offset, however, by lower sales in other segments.

•	Identity and Security

Third quarter 2004 highlights:

•	Revenue down 13.9% year-on-year (-10.7% currency adjusted), reflecting project cycles

	Q3	Q2	Quarter-on-	Q3	Year-on-
In millions of euros	2004	2004	quarter change	2003	year change
Net sales	8.5	11.8	-28.2%	9.8	-13.9%

(8)	EMV is a jointly defined set of specifications adopted by Europay, MasterCard and Visa at the end of 1997 for the migration of bank cards to smart card technology.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

Adjusted for currency fluctuations, discontinued operations & acquisitions			-28.2%			-10.7%
Gross profit	2.2	4.1	-45.4%		2.0	+11.2%
Gross margin as a % of sales	26.6%	34.9%	-8.3	ppts	20.6%	+6.0	ppts

While the second quarter showed strong sales of subsystems, the third quarter reflects a low in project cycles. Because Identity and Security is still an emerging market and the Company recognizes revenue from software and systems under the percentage of completion method, a linear trend in quarterly revenue should not be expected due to the often long completion cycles for these projects.

Gemplus continues to recognize a large number of market opportunities which confirms the growth potential of this business.

Outlook

For the remainder of the year, the Company’s financial performance should continue to benefit from favorable market trends, notwithstanding continuous selling price pressure.

Considering the third quarter results and given the current outlook for exchange rates, Gemplus revises upward its operating income before restructuring and goodwill guidance for 2004, from 30 million euros to 35 million euros.

For 2005, the Group continues to see strong momentum in its core markets and will pursue its focus on cost efficiency. Gemplus therefore expects a further improvement in operating income before restructuring and goodwill.

Accounting methods

Gemplus’ financial statements are prepared in accordance with IFRS since the Company’s initial public offering in 2000. Therefore, the Company will implement certain IFRS changes which are applicable as of January 1, 2005. The main changes will be:

•	Stock options compensation accounting (IFRS 2): stock-based compensation will be expensed in cost of sales and operating expenses. The expense will be measured at grant date, based on the fair market value of the related options, using either a Black & Scholes or a binominal-like model, and will be recognized over the vesting period of the options

•	Goodwill amortization (IAS36): Goodwill on acquisitions will no longer be amortized but will be tested for impairment

Business Highlights

•	Telecom

In North America, ATT Wireless expanded its UMTS network to reach 6 US cities and Cingular announced a request for proposal for UMTS equipment. In addition, Gemplus successfully launched a SIM-server solution which relies on a SIM applet that monitors handset information.

In Latin America, many operators confirmed their migration to high-end cards (64Kb and above) and adoption of OTA technology continued to expand with the successful installation of 4 device management platforms.

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

In China, the role of the card is increasingly recognized as going beyond the traditional scope of authentication and identification, with China Mobile using the SIM to promote services to particular market segments, including youth and VIP. Services based on SMS, such as SMS Organizer, served to increase SMS data revenue from targeted youth market segments.

For the 3G market, Gemplus continued to deliver USIM cards for first launches across the world, with mass deliveries to Sweden and Germany.

Gemplus invested in SoloMio, a visionary leader in next-generation Smart Call services and technology, to bring call completion solutions to operators. Combining the smart card technology with SoloMio’s solutions enables mobile operators to successfully drive more calls to a billable conclusion, increasing the operator’s profitability and the average revenue per user by capturing revenue normally lost to uncompleted calls. In addition, these operator-branded services enhance customer satisfaction and loyalty.

•	Identity and Security

Gemplus was presented the 2004 Frost & Sullivan Award for Market Leadership in the smart card reader market. A leading player in this market, Gemplus had significant growth in 2003 smart card reader unit shipments, which enabled the Company to become the leading player in this highly competitive market segment (source: 2004 Frost & Sullivan).

Earnings calendar

Fourth quarter and fiscal year 2004 results are scheduled to be reported on February 9, 2005, before the opening of Euronext Paris.

Conference Call:

The company has scheduled a conference call for Wednesday, 27 October 2004 at 3:00 pm CET (2:00 pm London time and 9:00 am New-York time). Callers may participate in the live conference call by dialing:

+44 (0) 207 784 1020 or +1 718 354 1157, access code 310896.

The slide show will be available on the web site at 1:30 pm CET (12:30 London time). The live conference call will also be available on the IR section of www.gemplus.com.

Replays of the conference call will be available approximately 5 hours after the conclusion of the conference call until 2 November 2004 midnight by dialing:

+44 (0) 207 984 7578 or +1 718 354 11 12, access Code: 310896#.

About Gemplus

Gemplus International S.A. (Euronext: LU0121706294 — GEM and NASDAQ: GEMP) is the world’s leading player in the smart card industry in both revenue and total shipments (source: Gartner-Dataquest (2004), Frost & Sullivan, Datamonitor.). It has sold over 4 billion smart cards.

With security at its core, and 2400 patents produced by its innovative R&D team, Gemplus delivers a wide range of portable, personalized solutions in areas including Identity, Mobile Telecommunications,

GEMPLUS INTERNATIONAL S.A.
Quarterly Report on Form 6-K
For the period ended September 30, 2004

Public Telephony, Banking, Retail, Transport, Healthcare, WLAN, Pay-TV, e-government, and access control.

Gemplus’ revenue in 2003 was 749 million euros.

www.gemplus.com

For more information:

Press	Investor Relations
Gemplus	Gemplus
Jane Strachey	Celine Berthier
Tel: +33 (0) 4 42 36 46 61	Tel: +41 (0) 22 544 5054
Mob: +33 (0) 6 79 46 35 93
Email: jane.strachey@gemplus.com	Email: celine.berthier@gemplus.com

Edelman	Fineo
Stephen Benzikie
Tel: +44 (0) 207 344 1325	Tel: +33 (0) 1 56 33 32 31
Mob: +44 (0) 774 003 8929
Email: stephen.benzikie@edelman.com	Email: investors@gemplus.com

©2004 Gemplus. All rights reserved. Gemplus, the Gemplus logo, are trademarks and service marks of Gemplus S.A. and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

Gemplus International SA

Gemplus International SA

Press Release — Financial statements

For the quarterly period ended September 30, 2004

Gemplus International SA

Condensed Consolidated Statements of Income

	(in thousands of euros, except share and per share data)
	Three months ended		Nine months ended
	September 30,		September 30,
	2004	2003	2004	2003
	(unaudited)		(unaudited)
Net sales	214,665	189,974	622,492	516,594
Cost of sales	(150,702)	(135,603)	(429,255)	(376,732)
Gross Profit	63,963	54,371	193,237	139,862
Research and development expenses	(15,253)	(15,850)	(47,699)	(52,979)
Selling and marketing expenses	(23,982)	(23,230)	(74,364)	(73,692)
General and administrative expenses	(14,250)	(15,264)	(47,411)	(54,411)
Restructuring expenses	(8,638)	(7,242)	(8,611)	(52,701)
Operating income (loss) before goodwill amortization and impairment	1,840	(7,215)	15,152	(93,921)
Goodwill amortization and impairment	(1,926)	(1,969)	(5,748)	(31,135)
Operating income (loss)	(86)	(9,184)	9,404	(125,056)
Financial income (expense), net	1,482	1,649	4,289	6,984
Other income (expense), net	(3,380)	(4,566)	(10,548)	(11,552)
Income (loss) before taxes	(1,984)	(12,101)	3,145	(129,624)
Income taxes provision	(6,551)	(950)	(10,277)	(3,717)

Net loss	(8,535)	(13,051)	(7,132)	(133,341)

Net loss per share
Basic	(0.01)	(0.02)	(0.01)	(0.22)
Diluted	(0.01)	(0.02)	(0.01)	(0.22)
Shares used in net loss per share calculation
Basic	606,882,853	605,614,830	606,584,841	605,643,561
Diluted	606,882,853	605,614,830	606,584,841	605,643,561

Gemplus International SA

Condensed Consolidated Balance Sheets

	(in thousands of euros)
	September 30,	December 31,
	2004	2003
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	389,186	390,684
Trade accounts receivable, net	153,287	154,727
Inventory, net	141,046	98,673
Other current assets	70,970	82,675
Total current assets	754,489	726,759
Non-current assets:
Property, plant and equipment, net	155,941	175,706
Goodwill, net	28,436	37,727
Other non-current assets	120,864	113,047
Total non-current assets	305,241	326,480

Total assets	1,059,730	1,053,239

Liabilities
Current liabilities:
Accounts payable	105,024	95,582
Accrued liabilities and other	166,889	135,505
Current obligations under capital leases	5,971	5,928
Total current liabilities	277,884	237,015
Non-current liabilities:
Long-term obligations under capital leases	35,474	38,893
Other non-current liabilities	47,137	70,246
Total non-current liabilities	82,611	109,139
Minority interest	12,699	12,073
Shareholders’ equity:
Ordinary shares	128,567	127,889
Paid in capital	1,031,491	1,028,849
Retained earnings	(471,366)	(464,221)
Other comprehensive income	(171)	4,570
Less, cost of treasury shares	(1,985)	(2,075)
Total shareholders’ equity	686,536	695,012

Total liabilities and shareholders’ equity	1,059,730	1,053,239

Gemplus International SA

Condensed Consolidated Statements of Cash Flows

	(in thousands of euros)
	Nine months ended September 30,
	2004	2003
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	(7,132)	(133,341)
Depreciation and amortization	43,905	76,603
Loss on sale and disposals of assets	827	454
Other adjustments to reconcile net income to net cash from operating activities	8,365	9,324
Change in trade accounts receivable and related accounts	(3,123)	1,439
Change in trade accounts payable and related accounts	23,491	4,780
Change in inventories	(38,599)	(13,436)
Other changes in operating activities	25,472	1,676
Reduction of workforce and other exit costs, provision	7,649	47,635
Reduction of workforce and other exit costs, cash outflow	(21,659)	(45,709)
Restricted cash on litigation	(21,952)	—

Net cash (used in) from operating activities	17,244	(50,575)

Cash flows from investing activities:
Sale/(Purchase) of activities net of cash disposed/(acquired)	—	114
Purchase of property, plant and equipment	(15,239)	(9,378)
Other changes in investing activities	(1,785)	(2,857)

Net cash used in investing activities	(17,024)	(12,121)

Cash flows from financing activities:
Proceeds from sales-leaseback operations	957	—
Other changes in financing activities	(3,886)	(3,282)

Net cash used in financing activities	(2,929)	(3,282)

Effect of exchange rate changes on cash	1,211	5,302
Net decrease in cash and cash equivalents	(2,709)	(65,978)
Cash and cash equivalents, beginning of period	390,684	417,226

Cash and cash equivalents, end of period	389,186	356,550

Gemplus International SA

1) Accounting principles:

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS).

2) Business segment reporting

Third Quarter 2004 Compared with third Quarter 2003

	Three months ended
	September 30,
Net sales	2004	2003	% change
	(Millions of euros)
Telecommunications	153.2	132.3	16%
Financial Services	53.0	47.9	11%
Identity and Security.	8.5	9.8	(13%)

Total	214.7	190.0	13%

	Three months ended
	September 30,
Gross profit	2004	2003	% change
	(Millions of euros)
Telecommunications	51.7	39.7	30%
Financial Services	10.1	12.7	(20%)
Identity and Security	2.2	2.0	10%

Total	64.0	54.4	18%

Nine Months 2004 Compared with Nine Months 2003

	Nine months ended
	September 30,
Net sales	2004	2003	% change
	(Millions of euros)
Telecommunications	453.9	366.2	24%
Financial Services	138.0	123.0	12%
Identity and Security.	30.6	27.4	12%

Total	622.5	516.6	20%

Gemplus International SA

	Nine months ended
	September 30,
Gross profit	2004	2003	% change
	(Millions of euros)
Telecommunications	156.5	109.2	43%
Financial Services	28.0	24.8	13%
Identity and Security	8.7	5.9	47%

Total	193.2	139.9	38%

3) Geographic reporting

Third Quarter 2004 Compared with Third Quarter 2003

	Three months ended
	September 30,
Net sales	2004	2003	% change
	(Millions of euros)
Europe, Middle East and Africa	115.0	98.0	17%
Asia	44.5	50.9	(13%)
Americas	55.2	41.1	34%

Total	214.7	190.0	13%

Nine Months 2004 Compared with Nine Months 2003

	Nine months ended
	September 30,
Net sales	2004	2003	% change
	(Millions of euros)
Europe, Middle East and Africa	320.9	277.3	16%
Asia	147.8	130.3	13%
Americas	153.8	109.0	41%

Total	622.5	516.6	20%

Gemplus International SA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.

Date: November 8, 2004

	By:	/s/ Frans SPAARGAREN
		Name:	Frans SPAARGAREN
		Title:	Chief Financial Officer